Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated November 24, 2014

Fantex, Inc.

On November 18, 2014, CNBC broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437 and 333-198986, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014. The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, CNBC co-host Kelly Evans references an “I.P.O. . . . for . . . Alshon Jeffery,” “athletes [going] public,” the “Vernon Davis [and] EJ Manuel stock,” and “Mohamed Sanu[‘s] . . . stock price.”  The Broadcast also references “investing in . . . athletes.”   The Broadcast further states that “[EJ Manuel’s] stock [is] going down.”  During the Broadcast, CNBC co-host Lawrence Kudlow references “Mohamed Sanu trading” and Mr. French references “[Mohamed Sanu’s] I.P.O.” The caption to the CNBC.com video of the interview also references the “Alshon Jeffery I.P.O.,” states that “Alshon Jeffery is the fourth athlete to go public” and states that “Fantex CEO Buck French … explains how investors can trade athletes.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and the Mohamed Sanu Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French states that the Company “acquired 10% of [Mohamed Sanu’s] future cash flow” and references “acquiring [Mohamed Sanu’s] future cash flow for $1.6 million.” The Broadcast also references the “stocks . . . track[ing] the value of a professional athlete.”  The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements. The Company further clarifies that on November 3, 2014, as consideration for the acquired brand income (“ABI”) under the Mohamed Sanu Brand Contract, the Company paid Mohamed Sanu approximately $1.56 million (less $78,000 to be held in escrow until six months of consecutive payments due under the Mohamed Sanu Brand Contract have been timely delivered to the Company) less ABI due to the Company under the Mohamed Sanu Brand Contract for the period between May 14, 2014 and November 3, 2014.

•                  During the Broadcast, CNBC co-host Kelly Evans refers to “[Vernon Davis’s and EJ Manuel’s] stock drop[ping] due to injuries and less playing time.” The Company clarifies that the market price for a Tracking Stock may not reflect the performance of the associated Brand Contract or Contract Party since an investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  During the Broadcast, Mr. French states that the Mohamed Sanu “I.P.O. closed October 30th, 31st.”  The Company clarifies that the Mohamed Sanu Registration Statement was declared effective by the SEC on October 31, 2014 and the Mohamed Sanu Offering closed on November 3, 2014.

•                  During the Broadcast, Mr. French refers to “discount[ing forecasted future cash flow] to present value” at a rate of “12 to 16%”  and references a “weighted average discount rate of about 13.4%” applied to the Company’s estimate of the aggregate lifetime brand income of EJ Manuel. The Company clarifies that in determining the expected brand income for EJ Manuel, the Company used a weighted average discount rate of 14.6%. The Company further clarifies that it applied discount rates ranging from 10% to 16.4% in estimating the brand incomes of the Contract Parties from anticipated future NFL player contracts.

•                  During the Broadcast, Mr. French states, “When you look at a triple C junk bond with a 27.5% percent default rate at about eight and a half to nine [percent], we think [that the discount rates used to estimate the Contract Parties’ future brand income] fairly compensat[es] for the risk.”  The Company clarifies that in determining the discount rates to use, we consider numerous factors such as, for example, yield on CCC-rated bonds and discount rates of companies that we believe have similar attributes to ours. For each of our current brand contracts, we based discount rates on our observations that (1) as of November 2014, yields on CCC-rated bonds have been trading at approximately 10.34% according to market research and (2) based on our internal research and discussions with industry participants, we determined that as of November 2014, the average weighted average cost of capital for a sample set of 36 then publicly-traded biotechnology companies was 10.4%. In addition, in determining the appropriate discount rates to use, we also consider the specific risk profile of the contract party.

•                  During the Broadcast, CNBC co-host Kate Kelly refers to “a huge risk reward.”  The Company clarifies that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements.

•                  In the Broadcast, Mr. French refers to “a Pro Bowl player like Alshon Jeffery [having an] average career length[ of] 11.7 years.”  The Company clarifies that according to the NFL Players Association, the average career of an NFL player that is selected for or plays in at least one Pro Bowl is 11.7 years. The Company further clarifies that we have estimated that Alshon Jeffery’s would have a career length of 10.86 years, which we rounded up to 11 years for the purpose of our valuation of Alshon Jeffery’s brand contract.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “intend,” “may,” “will,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Television
STATION:	Cable — CNBC
DATE:	November 18, 2014
PROGRAM:	“Closing Bell”
SUBJECT:	Buck French/Fantex

[Caption to video: The Alshon Jeffery IPO: Chicago Bears’ Alshon Jeffery is the fourth athlete to go public. Fantex CEO Buck French, explains how investors can trade athletes.]

Kelly Evans, Co-Host, CNBC: Welcome back. Talk about real life fantasy sports, Fantex brokerage services. It’s a registered trading platform, allows you to invest in stocks that track the value of a professional athlete. Yesterday marked the start of their fourth I.P.O., this one for Chicago Bears wide receiver Alshon Jeffery. Take a look at the first three athletes to go public: 49ers tight end Vernon Davis, Bills quarterback EJ Manuel—both by the way seen their stock drop due to injuries and less playing time—and Bengals receiver Mohamed Sanu—on the other hand his stock price rising significantly since it opened earlier this month. We were just checking the site by the way. What should we expect from the newest I.P.O.? How many people have been investing in these athletes? Joining me now, Fantex CEO Buck French, welcome.

Buck French, C-Founder/CEO, Fantex: Thank you for having me.

Evans: You were just showing me how this works, you go to Fantex.com, you pull up, explore the stocks, and we can look at Mohamed Sanu trading at 13.70 which means what?

French: So, his I.P.O. closed October 30th, 31st we acquired 10% of his future cash flow for $1.6 million dollars, he’s so far having a great season. So we’re pretty excited about that and importantly as the transaction closed the securities traded up about 13.70 as of today so about 37%.

Kevin O’Leary, Founder, O’Leary Financial Group: Walk me through it from the athlete’s point of view, I’m Tom Brady—I wish I was, okay—and you approach …

Evans: You’re the finance world equivalent.

O’Leary: Tell me you approach my agent with an offer, right, for my future cash flows?

French: We actually meet with several people: the agent, financial advisor, a lot of times marketing advisor. Other people could be wives, fathers, mothers. You know, their core team. As well as the athlete. It’s kind of a mutual. We want to make sure that they’re of character that we want to work with and have the type of brand potential that we think can last into the future. And then importantly they want to make sure that they’re being fairly compensated from a valuation standpoint.

O’Leary: How does that work? So, I’m back on Brady. What are you offering me? I’m buying [unintelligible].

French: Straight discounted cash flow analysis that we forecast out how much longer you have to play and, based on that, we forecast what your future contracts look like and then discount it to present value.

Lawrence Kudlow, Co-Host, CNBC: How do you do that?

French: Anywhere from 12 to 16%.

Kudlow: What we’re doing discount present value. So you’ve got this Buffalo Bills quarterback, EJ Manuel. He was benched so his stock’s going down.

French: His stock is going down.

Kudlow: And of course, it’s a very dangerous sport, NFL stuff. So how do you compensate for those risks?

French: So one, being benched doesn’t necessarily mean you won’t play again. So his current contract is guaranteed. He’s in his second year of a four year contract with a fifth year team option. So his cash flow for the next several years is going be what it’s going to be. Certainly impacts his near term off field opportunity being benched, but at the end of the day we acquired that future cash flow stream for a weighted average discount rate of about 13.4%. So when you look at a triple C junk bond with a 27.5% percent default rate at about eight and a half to nine, we think we’re fairly compensating for the risk.

Kate Kelly, CNBC, Co-Host, CNBC: But you have a huge risk reward here, I mean I think that’s an apt point because not only do injuries occur but I was reading in the New York Times and this horrible story today—by the way about spouse abuse in the NFL—but anyway one fact in there was that a lot of these players only play for three years on average. So, you’re trying to probably be Billy Beane and say who’s the most promising, you know, new addition to a team, who’s going to have an upward trajectory that’s really terrific. But at the same time they may flame out. There could be completely non-financial, non-athletic reasons why their careers are derailed.

French: Yeah, you know the reality is the biggest misperception is that three and a half years of playing in the NFL and that’s absolutely true if you account for every individual that walks on whether drafted or undrafted. The reality is if you make the 53 man team of a, of roster, your average career about six years. If you’re a Pro Bowl player like Alshon Jeffery your average career length’s 11.7 years. So it is absolutely in the numbers and we do deep quantitative analysis.

O’Leary: Back to Brady, for a second.

Evans: Last thing real quick.

O’Leary: Can I get a piece of the manager? Can I own a piece of your company if I’m a big brand? Do I get a taste? Can I wet my beak?

[cross-talk]

French: We don’t . . . That’s not how we … but you? We can talk after the show.

[cross-talk]

Evans: We have to go, but I see the possibilities, we start talking about derivatives. Thank you for being here.

French: Thanks for having me.

Evans: Fantex is the name of it. You can check it out at Fantex.com. Thank you so much.

* * * * *